UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Canadian National Railway Co.

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

136375102

(CUSIP Number)

Jacki Badal, Esq. 2365 Carillon Point Kirkland, WA 98033 (425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 136375102
1.	Names of Reporting Persons Cascade Investment, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 73,797,853 (1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 73,797,853 (1)
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,797,853 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	All common shares (“Common Shares”) of Canadian National Railway Company (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)	Based on 707,960,398 Common Shares outstanding as of May 10, 2021, as reported by the Issuer on its Form 6-K filed on May 28, 2021.

CUSIP No. 136375102
1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 13,066,169 (1)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 13,066,169 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,066,169 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), all Common Shares held by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(2)	Based on 707,960,398 Common Shares outstanding as of May 10, 2021, as reported by the Issuer on its Form 6-K filed on May 28, 2021.

CUSIP No. 136375102
1.	Names of Reporting Persons William H. Gates III
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 73,797,853 (1)
	8.	Shared Voting Power 13,066,169 (2)
	9.	Sole Dispositive Power 73,797,853 (1)
	10.	Shared Dispositive Power 13,066,169 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,864,022 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.3% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Cascade holds 73,797,853 Common Shares. All Common Shares of the Issuer held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)	The Trust holds 13,066,169 Common Shares. For purposes of Rule 13d-3, all Common Shares held by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(3)	Based on 707,960,398 Common Shares outstanding as of May 10, 2021, as reported by the Issuer on its Form 6-K filed on May 28, 2021.

CUSIP No. 136375102
1.	Names of Reporting Persons. Melinda French Gates
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,613,339

	8.	Shared Voting Power 13,066,169 (1)

	9.	Sole Dispositive Power 23,613,339

	10.	Shared Dispositive Power 13,066,169 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,679,508 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	The Trust holds 13,066,169 Common Shares. For purposes of Rule 13d-3, all Common Shares held by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(2)	Based on 707,960,398 Common Shares outstanding as of May 10, 2021, as reported by the Issuer on its Form 6-K filed on May 28, 2021.

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to the common shares, no par value (the “Common Shares”), of Canadian National Railway Co. (the “Issuer”). Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III and Melinda French Gates (collectively, the “Reporting Persons”) jointly file this Amendment to amend certain Items of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on March 24, 2021, as amended on May 4, 2021, and August 6, 2021. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Information in the Schedule 13D remains in effect except to the extent that it is amended or superseded by subsequently filed information, including information in this Amendment.

Item 4.	Purpose of Transaction

The Reporting Persons’ previous response to Item 4 is supplemented as follows:

As previously disclosed, the Reporting Persons may purchase or sell securities of the Issuer for a variety of reasons, including factors related to the management of their overall investment portfolios, such as liquidity and balancing of sector or issuer exposure.

In connection with the management of its investment portfolio, Cascade plans to sell Common Shares of the Issuer in open market transactions. Cascade anticipates that its future sales over the coming weeks will represent approximately 1% of the outstanding Common Shares. Market conditions and other factors will determine the time period in which Cascade undertakes the planned disposition, as well as the number of Common Shares actually disposed of, and there can be no assurance that Cascade will complete the planned disposition or as to the timing thereof.

Item 5.	Interest in Securities of the Issuer

(a)     See items 11 and 13 of the cover pages to this Amendment for the aggregate number of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

(b)    See items 7 through 10 of the cover pages to this Amendment for the number of Common Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)     Cascade sold 3,989,578 Common Shares since its most recently filed Schedule 13D amendment for cash in open-market transactions at the weighted-average sale price per share set forth in Exhibit 99.1, attached hereto and incorporated herein by reference.

The Trust sold 841,114 Common Shares since its most recently filed Schedule 13D amendment for cash in open-market transactions at the weighted-average sale price per share set forth in Exhibit 99.1, attached hereto and incorporated herein by reference.

(d)     None.

(e)     Not applicable.

Item 7.	Material to be Filed as Exhibits
Exhibit 99.1 – Transactions during the period from August 7, 2021, to September 7, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2021	CASCADE INVESTMENT, L.L.C. (1)

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact for Michael Larson, Business Manager

BILL & MELINDA GATES FOUNDATION TRUST (1)

	By:	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact for each of the Co-Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III (1)

	By:	*
		Name:	Alan Heuberger (3) (4)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES (1)

	By:	*
		Name:	Alan Heuberger (3) (5)
		Title:	Attorney-in-fact

	*By:	/s/ Alan Heuberger
Alan Heuberger

(1)	This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated March 24, 2021, and included with the signature page to the Reporting Persons’ Schedule 13D filed with respect to the Issuer on March 24, 2021, SEC File No. 005-48661, and incorporated by reference herein.

(2)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

(3)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III ("WHG") and Melinda French Gates ("MFG") as Co-Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 005-60431, and incorporated by reference herein.

(4)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of WHG, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.

(5)	Duly authorized under Power of Attorney appointing Alan Heuberger attorney-in-fact, dated July 29, 2003, by and on behalf of MFG, filed as Exhibit 99.1 to MFG’s Schedule 13G with respect to AutoNation, Inc., on August 6, 2021, SEC File No. 005-40342, and incorporated by reference herein.